SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Telecom Argentina S.A. announces consolidated six month period (‘1H15’) and second quarter (‘2Q15’) results for fiscal year 2015

FOR IMMEDIATE RELEASE

Market Cap P$42.3 billion

August 3rd, 2015

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H15’) and second

quarter (‘2Q15’) results for fiscal year 2015*

•	Consolidated Revenues amounted to P$18,496 million (+18.7% vs. 1H14); Fixed Internet +38.1% vs. 1H14; Fixed Data +22.8% vs. 1H14; and Mobile business in Argentina +17.9% vs. 1H14.

•	Mobile subscribers in Argentina: 19.4 million in 1H15.

•	Mobile Value Added Services in Argentina (Internet and Data): +23.5% vs. 1H14; 60.1% of Service Revenues.

•	Mobile ARPU in Argentina increased to P$86.4 per month in 1H15 (+23.5% vs. 1H14).

•	ADSL ARPU increased to P$190.1 per month in 1H15 (+32.9% vs. 1H14); monthly churn reached 1.4% in 1H15.

•	Consolidated Operating Costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$15,359 million (+18.2% vs. 1H14); Employee benefits expenses +28.4% and Taxes +18.5% vs. 1H14.

•	Operating Income Before Depreciation and Amortization reached P$5,135 million (+24.7% vs. 1H14), 27.8% of Consolidated Revenues.

•	Net Income amounted to P$1,978 million (+7.7% vs. 1H14). Net Income attributable to Telecom Argentina amounted to P$1,956 million (+8.4% vs. 1H14).

•	Capex amounted to P$4,690 million in 1H15 (+107.1% vs. 1H14) due to the 4G spectrum acquisition for P$2,256 million in 2Q15, 25.4% of consolidated revenues.

•	Net Financial Position (Debt) achieved P$1,078 million, a decrease of P$4,885 million vs. 1H14, after the total 3G/4G spectrum payment of P$5,786 million and Telecom Argentina’s cash dividend distribution of P$1,202 million during fiscal year 2014 and P$804 million in fiscal year 2015.

	As of June, 30
(in million P$, except where noted)	2015	2014	Δ $	Δ %
Consolidated Revenues	18,496	15,585	2,911	18.7%
Mobile Services	13,547	11,529	2,018	17.5%
Fixed Services	4,949	4,056	893	22.0%
Operating Income before D&A	5,135	4,119	1,016	24.7%
Operating Income	3,148	2,618	530	20.2%
Net Income attributable to Telecom Argentina	1,956	1,805	151	8.4%
Shareholders’ equity attributable to Telecom Argentina	15,537	12,538	2,999	23.9%
Net Financial Position - (Debt) / Cash	(1,078)	3,807	(4,885)	-128.3%
CAPEX	4,690	2,265	2,425	107.1%
Fixed lines in service (in thousand lines)	4,064	4,103	(39)	-1.0%
Mobile customers (in thousand)	21,936	22,163	(227)	-1.0%
Personal (Argentina)	19,418	19,776	(358)	-1.8%
Núcleo (Paraguay) -including Wimax customers-	2,518	2,387	131	5.5%
Broadband accesses (in thousand)	1,786	1,726	60	3.5%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	62.5	55.7	6.8	12.2%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	86.4	70.0	16.4	23.5%
Average Revenue per user (ARPU) ADSL (in P$)	190.1	143.0	47.1	32.9%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, August 3, 2015 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,978 million for the six month period ended June 30, 2015, or +7.7% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$1,956 million (+8.4% vs. 1H14).

	1H15	1H14	Δ $	Δ %
Consolidated Revenues (MMP$)	18,496	15,585	2,911	18.7%
Net Income attributable to Telecom (MMP$)	1,956	1,805	151	8.4%
Earnings attributable to Telecom per Share (P$)	2.0	1.9	0.1
Earnings attributable to Telecom per ADR (P$)	10.1	9.3	0.8
Operating Income before D&A *	27.8%	26.4%
Operating Income *	17.0%	16.8%
Net Income*	10.7%	11.8%

*	As a percentage of Consolidated Revenues

Note: As of 1H15 and 1H14 , the average of ordinary shares outstanding amounted to 969,159,605.

During 1H15 Consolidated Revenues increased by 18.7% to P$18,496 million (+P$2,911 million vs. 1H14), mainly fueled by the Broadband businesses, Fixed Data and Mobile Services. Moreover, Operating Income reached P$3,148 million (+P$530 million or +20.2% vs. 1H14).

Consolidated Operating Revenues

Mobile Services

During 1H15 clients amounted to 21.9 million as of the end of June, 2015 vs. 22.2 million as of 1H14.

Third parties Revenues amounted to P$13,547 million (+17.5% vs. 1H14) thanks to innovative commercial offers that stimulates value added services (‘VAS’) accompanying service usage towards higher data consumption.

Telecom Personal in Argentina

As of June 30, 2015, Personal reached 19.4 million subscribers in Argentina, where postpaid modality represented 32% of the subscriber base.

In 1H15, third parties Revenues reached P$12,723 million (+P$1,935 million or +17.9% vs. 1H14) while Service Revenues (excluding equipment sales) amounted to P$10,490 million (+21.0% vs. 1H14), with 60.1% corresponding to VAS revenues (vs. 58.8% in 1H14). VAS revenues amounted to P$6,302 million (+23.5% vs. 1H14). Moreover, equipment sales reached P$2,233 million (+5.6% vs. 1H14).

During 1H15 the Average Monthly Revenue per User (‘ARPU’) reached P$86.4 (+23.5% vs. 1H14) due to a commercial offer that promotes the development of Data and Internet services.

2	www.telecom.com.ar

Initiatives

During 2Q15, Personal continued with the deployment of the 4G/LTE network, adding coverage in areas where the service was already available. Therefore, clients in 18 cities of 15 provinces of the country with handsets who have this technology can enjoy the service without changing the SIM card and just having enabled a data plan.

Furthermore, together with the evolution of service usage towards higher data consumption, Personal boosted the commercial offer by giving the possibility to reset the daily or monthly Data Quota for additional Data Usage, once the quota is reached. Moreover, digital tools were launched such as: ‘Mi Cuenta’, available at the website and as app for mobile, with the aim of consumption control, among other features.

In addition, in relation to the handsets offer, Personal introduced several commercial proposals during Father’s Day campaign with the aim to stimulate handsets upgrade to Smartphones and 4G devices. These offers granted a 50% discount and financing for clients with ‘Día Full Plans’ and additional benefits for ‘Personal’s Black’ subscribers.

Moreover, for the corporate segment, Personal continued promoting M2M (‘Machine to Machine’) services, providing visibility and control in real time of the connected devices, besides the mobile service management, diagnostic, support and flexible billing. For this segment, additionally, Telecom and Personal launched ‘Executive’, the first convergent commercial platform for more than 5,000 companies, generating a unified position that includes: expert advisory in sales and customer service, convergent fixed and mobile offers plus Internet tailored to each company.

Finally, consolidating its brand position associated to music and the youth segment, Personal and LG accompanied the ‘Violetta Live 2015 International Tour’ in the shows around the country, in conjunction with related commercial offers.

In the communicational aspect associated to sports, for eleventh consecutive year, Personal was the official sponsor of the ‘Rally Argentina 2015’. In this way, Personal continued building a relationship with these sport fans, besides offering the best quality service in an international event thanks to the reinforcement of the network capacity through 3G and 4G mobile cells to satisfy the notable increase in mobile traffic to national and international destinations.

Telecom Personal in Paraguay (‘Núcleo’)

As of June 30, 2015, Nucleo’s subscriber base reached approximately 2.5 million clients (+5.5% vs. 1H14). Prepaid and postpaid customers represented 80% and 20%, respectively.

Nucleo generated revenues from third parties equivalent to P$824 million during 1H15 (+11.2% vs. 1H14). VAS revenues amounted to P$409 million (+10.2% vs. 1H14) representing 54.0% of 1H15 service revenues (vs. 52.6% in 1H14). The revenue performance of Nucleo measured in pesos was affected by the depreciation of the Guarani to peso FX rate.

3	www.telecom.com.ar

Fixed Services (Voice, Data & Internet)

During 1H15, revenues generated by fixed services amounted to P$4,949 million, +22.0% vs. 1H14; with Internet (+38.1% vs. 1H14) and Data revenues (+22.8% vs. 1H14) growing the most in the segment.

Voice

Total service revenues reached P$2,012 million in 1H15 (+9.4% vs. 1H14). A portion of this line of business (mainly monthly charge and measured services), continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$856 million, an increase of P$116 million or +15.7% vs. 1H14 mainly due to a higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$628 million, an increase of P$36 million or +6.1% vs. 1H14 due to higher revenues in non-regulated supplementary services. The customer base remained stable at 4.1 million lines in service.

As a result of these increases, the average monthly revenue billed to user (ARBU) reached P$62.5 in 1H15, +12.2% vs. 1H14.

Fixed and mobile interconnection revenues amounted to P$314 million (+4.0% vs. 1H14). Meanwhile, other revenues totaled P$214 million (+4.3% vs. 1H14).

Data and Internet

Data revenues (services mainly offered to Corporate segment and Government) amounted to P$839 million (+P$156 million or +22.8% vs. 1H14), strengthening the position of Telecom as an integrated ICT provider. This increase was partially due to a growth in fixed accesses of innovative Data services.

Revenues related to Internet totaled P$2,075 million (+P$572 million or +38.1% vs. 1H14), mainly due to price increases and a commercial offer with higher speeds (ultra broadband or UBB), where 10Mb was the most demanded service that represents 22% over the total customer base, in comparison to 10% in 1H14. This was possible thanks to significant investments executed recently in the access network using FTTx technology that allows taking fiber optics to the closest connection point with the customer.

As of June 30, 2015, Telecom reached 1.8 million ADSL accesses (+3.5% vs. 1H14). These connections represented 43.9% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$190.1 in 1H15, +32.9% when compared to 1H14 and the monthly churn rate achieved 1.4% in 1H15.

During 2Q15, Arnet and Personal developed a bundled offer, named as ‘Promo Histórica’ that provides important benefits with discounts of up to 50% per twelve months and financing for those clients who choose both products, and had already been clients for either one of them, fulfilling communication needs of fixed and mobile subscribers.

In the same way, Arnet continued in 2Q15 with its integrated offer through packs of services and special benefits such as: Pack Arnet Total, Pack Arnet Familia, Pack Arnet Hablemos, Pack 6MB+ Play and Pack Arnet Spotify suitable to clients’ needs combining local and mobile calls, access to Play (video streaming) and to Spotify (music streaming).

4	www.telecom.com.ar

Consolidated Operating Costs

Consolidated Operating Costs totaled P$15,359 million in 1H15, an increase of P$2,362 million, or +18.2% vs. 1H14 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a gain of P$3 million in 1H15 vs. a gain of P$10 million in 1H14). This increase is a consequence of higher depreciations and amortizations, higher labor costs and taxes associated to higher sales.
The cost breakdown is as follows:
•

Employee benefit expenses and severance payments totaled P$3,258 million (+28.4% vs. 1H14), mainly affected by increases in salaries to unionized employees due to the collective bargaining agreement set at the beginning of 3Q14 as well as increases in salaries to the non-unionized workforce and year-end bonuses, together with the social security contributions associated to such concepts. Total employees of the Telecom Group at the end of the period totaled 16,286.

•	Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,001 million, -1.9% vs. 1H14. This decrease resulted from lower volume of roaming traffic and lower costs of international outbound calls.

•	Fees for services, maintenance and materials and supplies amounted to P$1,869 million (+16.9% vs. 1H14), mainly due to costs’ increases in technical maintenance as well as higher fees for services, mainly due to higher costs recognized to suppliers (mainly call center providers) in both the fixed and mobile businesses to continue improving the quality of the customer service.

•	Taxes and fees with regulatory authorities reached P$1,853 million (+18.5% vs. 1H14), impacted mainly by higher revenues, higher bank debit and credit taxes related to the higher collection flows, suppliers payments, the spectrum payment and dividends, as well as higher taxes with the Regulatory Authority.

•	Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$1,396 million (+24.9% vs. 1H14), mainly due to the increase in commissions paid to commercial channels as well as collection fees and distribution of prepaid cards commissions. Agent commissions capitalized as SAC amounted to P$513 million (+41.7% vs. 1H14). The higher commissions capitalized as SAC were due to the increase in the customer base and higher commissions.

•	Cost of handsets sold decreased to P$1,735 million (-8.3% vs. 1H14), due to a lower number of handsets sold because of the difficulty of its delivery. Deferred costs from SAC amounted to P$42 million (-26.3% vs. 1H14). The lower deferred costs were derived from the reduction in handset subsidies given to clients.

5	www.telecom.com.ar

• Advertising amounted to P$370 million (+8.5% vs. 1H14), mainly due to slightly higher commercial expenses when compare to 1H14, related to marketing campaigns.

• Depreciation and Amortization reached P$1,990 million (+31.7% vs. 1H14). PP&E depreciation amounted to P$1,391 million (+25.8% vs. 1H14); Amortization of SAC and service connection costs totaled P$457 million (+16.3% vs. 1H14); Amortization of 3G/4G spectrum reached P$131 million due to the capitalization of the spectrum acquired and made available since the end of 2014 and other intangible assets reached P$11 million (vs. P$12 million in 1H14).

• Other Costs totaled P$1,890 million (+32.7% vs. 1H14). This increase was mainly due to VAS costs that totaled P$597 million (+47.0% vs. 1H14), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$281 million (+20.6% vs. 1H14) representing 1.8% of consolidated costs and 1.5% of consolidated revenues.

Consolidated Financial Results

Net Financial results resulted in a loss of P$119 million, a decrease of P$273 million or - 177.3% vs. 1H14. This was mainly due to a lower cash position after the spectrum payments in 4Q14 and 2Q15, which led to a lower generation of interest on time deposits and lower gains on mutual funds and other investments, together with higher financial expenses associated to interest on loans contracted by Telecom Personal. Moreover, losses for FX results amounted to P$95 million in 1H15 (vs. a loss of P$222 million in 1H14). Meanwhile, results on NDF generated a loss of P$47 million in 1H15 (vs. a loss of P$6 million in 1H14).

Consolidated Net Financial Position

As of June 30, 2015, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) resulted in P$1,078 million in debt, a decrease of P$4,885 million when compared to the Net Financial Position as of June 30, 2014, after the cash dividend payments of Telecom Argentina of P$1,202 million paid in 2014 corresponded to the previous fiscal year and P$804 million paid in 2Q15 corresponded to fiscal year 2014. Also the effects of the 3G/4G frequencies payment for an amount of P$5,786 million (US$ 658 million) as well as higher payments to suppliers and taxes, were evidenced.

Capital Expenditures

During 1H15, the Company invested P$4,690 million (+107.1% vs. 1H14). Of this amount, P$908 million were allocated to Fixed Services and P$3,782 million to Mobile services, where P$2,256 million was related to the 4G spectrum payment. Capex reached 25.4% of consolidated revenues.

The main capital expenditures in the fixed business were associated to the expansion of broadband services to offer higher speeds thus improving the navigation experience in Internet.

in million of AR$		1H14		1H15
Net Interests		$238	-	$87
Gains on Mutual Funds & other Inv.		$147		$130
FX results	-	$222	-	$95
Results on NDF	-	$6	-	$47
Others	-	$3	-	$20

Total		$154	-	$119

6	www.telecom.com.ar

In the mobile business, the 3G and 4G frequencies acquired together with the executed investments allow to improve coverage and network capacity to sustain the increase in demand of Data and Internet, along with new VAS thus offering a better quality of service.

Additionally to the 4G deployment, Personal is renewing the 2G/3G equipment with state of the art technology. Consequently, through the extension of the network capacity promotes improvements in the customer experience.

Relevant Matters

Dividend Payment

The General Ordinary Shareholders’ Meeting of Telecom Argentina approved on April, 29th, 2015 a cash dividend payment of P$804,402,472. The dividend payment started on May 11th, 2015. The amount distributed was equivalent to P$0.83 per outstanding share in circulation or P$4.15 per ADR, prior to deductions of the Personal Asset Tax and Income Tax obligations. Additionally, the General Ordinary Shareholders’ Meeting approved the creation of a ‘Reserve for Future Cash Dividends’ for P$2.9 billion; and the delegation of the powers to the Board of Directors to determine the allocation, depending on the performance of the business, in one or more instances, of an amount up to P$649.3 million of the ‘Reserve for Future Cash Dividends’ and its distribution to shareholders as cash dividends, during Fiscal Year 2015.

Amendment of the corporate purpose of Telecom Argentina

The Ordinary and Extraordinary General Shareholders’ Meeting held on June 22nd, 2015 approved the appointment of Mr. Oscar Carlos Cristianci as to fill the vacancy caused by the resignation of Mr. Enrique Garrido and to complete its mandate. Additionally, the Extraordinary Shareholders’ Meeting approved an amendment to Section 3 of the Bylaws of Telecom Argentina in order to extend the corporate purpose, adapting it to the new definition of ICT Services as part of the Argentine Digital Law and including the possibility to provide Audiovisual Communication Services (media services). The validity of the amendment was conditioned upon and subject to obtaining the prior authorization from the competent authority (AFTIC). On July 27th, 2015, the AFTIC approved such amendment.

Spectrum Payment

Through Resolution 25/2015 of the Secretariat of Communications (‘SC’), the frequency bands for the Advanced Mobile Communication Services (‘SCMA’) 713-723 Mhz and 768-778 Mhz for the National Area were assigned to Telecom Personal. Thereby, the allocation of Lot 8 that had been partially assigned in November 2014 through SC Resolution 83/2014 was completed. Consequently, on June 25th, 2015, Telecom Personal has proceeded to cancel the outstanding amount of US$ 247,263,421, as part of the total amount offered for Lot 8. The payment was made to the accounts of the Argentine State informed by SC’s through Notes 1630/15 and 1474/14, and in accordance with the List of Conditions of the Auction and the Clarification Note N 1.

7	www.telecom.com.ar

Other Relevant Matters

On June 24th, 2015, Telefonica S.A. submitted to the CNV (‘Comisión Nacional de Valores’) and to the Buenos Aires Stock Exchange a letter informing as a relevant matter ‘the divestment of its entire stake in Telecom Italia S.p.A.’. Consequently, the grounds that led to the presentation of the Commitments to the CNDC (‘Antitrust Commission’) and the acceptance of the obligations derived from them accepted or signed by the companies have disappeared. For that reason, on July 6th, 2015 Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been configured, according to that contemplated in Clause 9.2 from the Telco Commitment and Clause 3 of the TI-W Commitment. In the same sense, on July 7th, 2015, Telecom Argentina and Telecom Personal submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and required that, for the same reasons exposed by Telecom Italia on its note; declare the extinction of the validity of both Commitments.

*********

8	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, Data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2015, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Antonella Papaleo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Oscar Carlos Cristianci

Chairman

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2015

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	06/30/15	12/31/14	Δ $	Δ %
Cash and cash equivalents	1,560	825	735	89.1%
Investments	575	53	522	—
Trade receivables	4,425	4,124	301	7.3%
Other Receivables	1,423	1,391	32	2.3%
Total current assets	7,983	6,393	1,590	24.9%
Financial Investments	343	300	43	14.3%
Trade receivables	133	143	(10)	-7.0%
Property, plant and equipment	14,508	13,809	699	5.1%
Intangible assets	7,593	5,331	2,262	42.4%
Other Receivables	411	341	70	20.5%
Total non-current assets	22,988	19,924	3,064	15.4%
Total Assets	30,971	26,317	4,654	17.7%
Trade payables	6,013	6,072	(59)	-1.0%
Deferred revenues	573	507	66	13.0%
Financial debt	2,987	179	2,808	—
Salaries and social security payables	979	1,022	(43)	-4.2%
Income tax payables	701	247	454	183.8%
Other taxes payables	723	824	(101)	-12.3%
Other liabilities	39	47	(8)	-17.0%
Provisions	262	199	63	31.7%
Total current liabilities	12,277	9,097	3,180	35.0%
Deferred revenues	461	465	(4)	-0.9%
Financial debt	569	254	315	124.0%
Salaries and social security payables	130	150	(20)	-13.3%
Deferred income tax liabilities	355	417	(62)	-14.9%
Income tax payables	7	9	(2)	-22.2%
Other liabilities	92	76	16	21.1%
Provisions	1,207	1,080	127	11.8%
Total non-current liabilities	2,821	2,451	370	15.1%
TOTAL LIABILITIES	15,098	11,548	3,550	30.7%
Equity attributable to Telecom Argentina (Controlling Company)	15,537	14,418	1,119	7.8%
Non-controlling interest	336	351	(15)	-4.3%
TOTAL EQUITY	15,873	14,769	1,104	7.5%
TOTAL LIABILITIES AND EQUITY	30,971	26,317	4,654	17.7%

2-	Consolidated Loans

	06/30/15	12/31/14	Δ $	Δ%
Bank overdraft for the acqusition of 4G spectrum - Personal	2,256	0	2,256	—
Bank overdraft - principal Personal	663	140	523	—
Bank overdraft - accrued interest Personal	10	1	9	—
Bank loans - accrued interest Personal	8	0	8	—
Banks loans - principal Nucleo	44	32	12	37.5%
Banks loans - accrued interest Nucleo	6	6	—	0%
Total Current Loans	2,987	179	2,808	—
Banks loans - principal Personal	354	—	354	—
Banks loans - principal Nucleo	215	254	(39)	-15.4%
Total Non Current Loans	569	254	315	124.0%
Total Loans	3,556	433	3,123	—

Cash and cash equivalents, and Financial Investments	2,478	1,178	1,300	110.4%
Net Financial Position - Cash / (Debt)	(1,078)	745	(1,823)	—

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2015

(In million of Argentine pesos)

3-	Consolidated Income Statements

	06/30/15	06/30/14	Δ $	Δ %
Revenues	18,496	15,585	2,911	18.7%
Other income	11	30	(19)	-63.3%
Total Revenues & Other Income	18,507	15,615	2,892	18.5%
Consolidated Operating Costs	(15,362)	(13,007)	(2,355)	18.1%
Results on disposal of PP&E and writedown of PP&E	3	10	(7)	-70.0%
Operating income	3,148	2,618	530	20.2%
Finance results, net	(119)	154	(273)	-177.3%
Net income before income tax expense	3,029	2,772	257	9.3%
Income tax expense	(1,051)	(936)	(115)	12.3%
Net income	1,978	1,836	142	7.7%

Attributable to:
Telecom Argentina (Controlling Company)	1,956	1,805	151	8.4%
Non-controlling interest	22	31	(9)	-29.0%

Operating income before D&A	5,135	4,119	1,016	24.7%
As % of Revenues	27.8%	26.4%

Finance Income and Expenses	06/30/15	06/30/14	Δ $	Δ %
Finance Income
Interest on time deposits	7	260	(253)	-97.3%
Gains on other investments (notes and bonds)	69	73	(4)	-5.5%
Gains on Mutual Funds	61	74	(13)	-17.6%
Interest on receivables	90	80	10	12.5%
Foreign currency exchange gains	39	534	(495)	-92.7%
Gain on NDF	4	42	(38)	-90.5%
Total finance income	270	1,063	(793)	-74.6%
Finance expenses
Interest on financial debt - Personal	(71)	—	(71)	—
Interest on financial debt - Nucleo	(12)	(12)	—	0%
Interest on salaries and social security, other taxes ana accounts payable	(12)	(20)	8	-40.0%
Interest on provisions	(89)	(70)	(19)	27.1%
Present value effect of salaries and social security and other taxes payables and other liabilities	(2)	(3)	1	-33.3%
Foreign currency exchange losses	(134)	(756)	622	-82.3%
Foreign currency exchange losses	(14)	—	(14)	—
Losses on NDF	(51)	(48)	(3)	6.3%
Others	(4)	—	(4)	—
Total finance expenses	(389)	(909)	520	-57.2%

	(119)	154	(273)	-177.3%

4-	Consolidated Income Statements

Three Months Comparison

	06/30/15	06/30/14	Δ $	Δ %
Revenues	9,624	8,119	1,505	18.5%
Other income	4	20	(16)	-80.0%
Total Revenues & Other Income	9,628	8,139	1,489	18.3%
Consolidated Operating Costs	(8,160)	(6,904)	(1,256)	18.2%
Operating income	1,468	1,241	227	18.3%
Finance results, net	(30)	186	(216)	-116.1%
Net income before income tax expense	1,438	1,427	11	0.8%
Income tax expense	(501)	(497)	(4)	0.8%
Net income	937	930	7	0.8%

Attributable to:
Telecom Argentina (Controlling Company)	928	916	12	1.3%
Non-controlling interest	9	14	(5)	-35.7%

Operating income before D&A	2,501	2,007	494	24.6%
As % of Revenues	26.0%	24.7%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2015

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

	06/30/15	06/30/14	Δ $	Δ %
REVENUES FROM SERVICES	16,174	13,403	2,771	20.7%
Fixed Services	4,926	4,025	901	22.4%
Voice	2,012	1,839	173	9.4%
Retail Voice	1,533	1,386	147	10.6%
Monthly Charges	628	592	36	6.1%
Measured Services	856	740	116	15.7%
Others	49	54	(5)	-9.3%
Wholesale	479	453	26	5.7%
Interconnection	314	302	12	4.0%
Others	165	151	14	9.3%
Data	839	683	156	22.8%
Internet	2,075	1,503	572	38.1%

Mobiles Sevices	11,248	9,378	1,870	19.9%
Telecom Personal	10,490	8,673	1,817	21.0%
Voice	4,188	3,571	617	17.3%
Retail Voice	3,259	2,595	664	25.6%
Monthly Charges	1,830	1,431	399	27.9%
Measured Services	983	855	128	15.0%
Roaming	146	157	(11)	-7.0%
Others	300	152	148	97.4%
Wholesale	929	976	(47)	-4.8%
Interconnection (CPP and TLRD)	758	794	(36)	-4.5%
Roaming	154	162	(8)	-4.9%
Others	17	20	(3)	-15.0%
Data	3,613	3,677	(64)	-1.7%
Internet	2,689	1,425	1,264	88.7%

Núcleo	758	705	53	7.5%
Voice	349	334	15	4.5%
Retail Voice	293	277	16	5.8%
Monthly Charges	111	104	7	6.7%
Measured Services	142	155	(13)	-8.4%
Roaming	5	5	0	0%
Others	35	13	22	169.2%
Wholesale	56	57	(1)	-1.8%
Interconnection (CPP and TLRD)	38	55	(17)	-30.9%
Roaming	15	—	15	—
Others	3	2	1	50.0%
Data	148	164	(16)	-9.8%
Internet	261	207	54	26.1%

REVENUES FROM EQUIPMENT SALES	2,322	2,182	140	6.4%
Fixed Services	23	31	(8)	-25.8%
Mobiles Sevices	2,299	2,151	148	6.9%
Equipments (Personal)	2,233	2,115	118	5.6%
Equipments (Núcleo)	66	36	30	83.3%
REVENUES	18,496	15,585	2,911	18.7%

OTHER INCOME	11	30	(19)	-63.3%
Fixed	8	17	(9)	-52.9%
Mobile	3	13	(10)	-76.9%
TOTAL REVENUES & OTHER INCOME	18,507	15,615	2,892	18.5%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2015

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison

	06/30/15	06/30/14	Δ $	Δ %
REVENUES FROM SERVICES	8,215	6,844	1,371	20.0%
Fixed Services	2,566	2,073	493	23.8%
Voice	1,032	932	100	10.7%
Retail Voice	788	704	84	11.9%
Monthly Charges	316	297	19	6.4%
Measured Services	447	381	66	17.3%
Others	25	26	(1)	-3.8%
Wholesale	244	228	16	7.0%
Interconnection	159	153	6	3.9%
Others	85	75	10	13.3%
Data	432	364	68	18.7%
Internet	1,102	777	325	41.8%

Mobiles Sevices	5,649	4,771	878	18.4%
Telecom Personal	5,274	4,409	865	19.6%
Voice	2,005	1,738	267	15.4%
Retail Voice	1,557	1,250	307	24.6%
Monthly Charges	876	734	142	19.3%
Measured Services	448	382	66	17.3%
Roaming	61	62	(1)	-1.6%
Others	172	72	100	138.9%
Wholesale	448	488	(40)	-8.2%
Interconnection (CPP and TLRD)	366	398	(32)	-8.0%
Roaming	75	80	(5)	-6.3%
Others	7	10	(3)	-30.0%
Data	1,768	1,890	(122)	-6.5%
Internet	1,501	781	720	92.2%

Núcleo	375	362	13	3.6%
Voice	175	181	(6)	-3.3%
Retail Voice	145	151	(6)	-4.0%
Monthly Charges	60	55	5	9.1%
Measured Services	65	87	(22)	-25.3%
Roaming	2	3	(1)	-33.3%
Others	18	6	12	—
Wholesale	30	30	—	0%
Interconnection (CPP and TLRD)	18	29	(11)	-37.9%
Roaming	11	—	11	—
Others	1	1	—	0%
Data	68	79	(11)	-13.9%
Internet	132	102	30	29.4%

REVENUES FROM EQUIPMENT SALES	1,409	1,275	134	10.5%
Fixed Services	13	18	(5)	-27.8%
Mobiles Sevices	1,396	1,257	139	11.1%
Equipments (Personal)	1,352	1,236	116	9.4%
Equipments (Núcleo)	44	21	23	109.5%

REVENUES	9,624	8,119	1,505	18.5%

OTHER INCOME	4	20	(16)	-80.0%
Fixed	4	8	(4)	-50.0%
Mobile	0	12	(12)	-100.0%
TOTAL REVENUES & OTHER INCOME	9,628	8,139	1,489	18.3%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2015

(In million of Argentine pesos)

7-	Consolidated Income Statements

	06/30/15	06/30/14	Δ $	Δ %
Revenues	18,496	15,585	2,911	18.7%
Other income	11	30	(19)	-63.3%
Total Revenues & Other Income	18,507	15,615	2,892	18.5%
Employee benefit expenses and severance payments	(3,258)	(2,537)	(721)	28.4%
Interconnection costs and other telecommunication charges	(1,001)	(1,020)	19	-1.9%
Fees for services, maintenance, materials and supplies	(1,869)	(1,599)	(270)	16.9%
Taxes and fees with the Regulatory Authority	(1,853)	(1,564)	(289)	18.5%
Commissions	(1,396)	(1,118)	(278)	24.9%
Cost of equipments and handsets	(1,735)	(1,893)	158	-8.3%
Advertising	(370)	(341)	(29)	8.5%
Cost of Value Added Services	(597)	(406)	(191)	47.0%
Provisions	(167)	(102)	(65)	63.7%
Bad debt expenses	(281)	(233)	(48)	20.6%
Other operating expenses	(845)	(683)	(162)	23.7%
Subtotal Operating costs	(13,372)	(11,496)	(1,876)	16.3%
Operating income before D&A	5,135	4,119	1,016	24.7%
D&A	(1,990)	(1,511)	(479)	31.7%
Results on disposal of PP&E and write-down of PP&E	3	10	(7)	-70.0%
Operating income	3,148	2,618	530	20.2%
Finance Income	270	1,063	(793)	-74.6%
Finance Expenses	(389)	(909)	520	-57.2%
Net income before income tax expense	3,029	2,772	257	9.3%
Income tax expense	(1,051)	(936)	(115)	12.3%
Net Income	1,978	1,836	142	7.7%

Attributable to:
Telecom Argentina (Controlling Company)	1,956	1,805	151	8.4%
Non-controlling interest	22	31	(9)	-29.0%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2015

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison

	06/30/15	06/30/14	Δ $	Δ %
Revenues	9,624	8,119	1,505	18.5%
Other income	4	20	(16)	-80.0%
Total Revenues & Other Income	9,628	8,139	1,489	18.3%
Employee benefit expenses and severance payments	(1,715)	(1,354)	(361)	26.7%
Interconnection costs and other telecommunication charges	(501)	(505)	4	-0.8%
Fees for services, maintenance, materials and supplies	(980)	(844)	(136)	16.1%
Taxes and fees with the Regulatory Authority	(980)	(809)	(171)	21.1%
Commissions	(773)	(577)	(196)	34.0%
Cost of equipments and handsets	(1,095)	(1,118)	23	-2.1%
Advertising	(179)	(177)	(2)	1.1%
Cost of Value Added Services	(304)	(215)	(89)	41.4%
Provisions	(74)	(65)	(9)	13.8%
Bad debt expenses	(98)	(115)	17	-14.8%
Other operating expenses	(428)	(353)	(75)	21.2%
Subtotal Operating costs	(7,127)	(6,132)	(995)	16.2%
Operating income before D&A	2,501	2,007	494	24.6%
D&A	(1,033)	(772)	(261)	33.8%
Results on disposal of PP&E and write-down of PP&E	—	6	(6)	-100.0%
Operating income	1,468	1,241	227	18.3%
Finance Income	165	264	(99)	-37.5%
Finance Expenses	(195)	(78)	(117)	150.0%
Net income before income tax expense	1,438	1,427	11	0.8%
Income tax expense	(501)	(497)	(4)	0.8%
Net Income	937	930	7	0.8%

Attributable to:
Telecom Argentina (Controlling Company)	928	916	12	1.3%
Non-controlling interest	9	14	(5)	-35.7%

15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 5, 2015	By:	/s/ Oscar Carlos Cristianci
		Name:	Oscar Carlos Cristianci
		Title:	Chairman of the Board of Directors